Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 Publicly-Held Company NIRE 35300010230 SUSTAINABILITY AND SOCIAL AND ENVIRONMENTAL RESPONSIBILITY POLICY OBJECTIVE We express our principles, strategies and guidelines for sustainability and socio and environmental responsibility at Itaú Unibanco at this policy. TARGET AUDIENCE This policy applies to Itaú Unibanco Holding S.A. and its subsidiaries in Brazil and abroad. INTRODUCTION Our vision is to be the leading bank in sustainable performance. For us, sustainable performance means generating shared value for our employees, customers, strategic partners, suppliers, service providers, regulatory bodies, and society, ensuring business continuity, customer satisfaction, and compliance with all laws and regulatory standards. This sustainability strategy is also reflected in our Positive Impact Commitments—transparent goals that will guide our business in the coming years. Promoting financial guidance and inclusion, integrating socio and environmental issues into our business, operations, and activities, and adopting transparency as a practice pillar ethically and integrally allows us to build balanced and lasting relationships. It is clear the importance of adhering to this policy and mitigating our environmental and social risks, considering the views of different stakeholders, and seeking to have an ever more positive socio and environmental impact. Thus, our goals exceed mere financial results. We also seek to generate shared value, a goal that guides our actions as we undertake to be partners in people and society’s development. We have reinforced this commitment through the implementation of actions such as the Environmental Management System (based on NBR ISO 14.001: 2015), adherence to Voluntary Commitments and Pacts, meeting the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD), support of the development of public policies and other initiatives. In this context, we recognize our responsibility to play a transformative role, one that goes beyond our operations and activities and contributes to the creation of positive impacts on the market, the environment, and society, all the time without neglecting careful management of socio and environmental risks linked to Itaú Unibanco’s operations and activities. GUIDELINES Abiding by the principles of relevance and proportionality, our Sustainability and Social and Environmental Responsibility Policy is based on: —Respect and protection of human rights by promoting diversity and financial inclusion and fighting against child labor in violation of the law, unfree labor, criminal benefit of prostitution and the sexual exploitation of minors. —Ethical and transparent behavior, adopting fair operating practices and providing timely, accessible, and proper information to the specificities of the stakeholders. —Socio and environmental risk management identified as one of the several types of risk to which we are exposed. —Continuous development of the relationship with stakeholders, such as customers, suppliers, employees, administrators, partners, among others that may be impacted by our activities. —Rational use of natural resources, conservation of biodiversity, and mitigation of environmental impacts. —Management, monitoring and control of sustainable actions, in compliance with the applicable legal requirements. Of Principles and Guidelines Management of this Policy —Monitor socio and environmental risk in accordance with the guidelines of this Policy. —Continuously incorporate the principles and guidelines of this Policy into the management processes of the organization. —Promote improvements in management through structured dialogue with stakeholders. —Incorporate the principles and guidelines of voluntary commitments and pacts to management, as well as priority issues of sustainability market drivers, such as indexes and rating agencies.

- Maintain proper handling of socio and environmental risk, considering the principles of proportionality and relevance. —Communicate relevant information in a clear and transparent manner to stakeholders. —Define the basic guidelines of the Environmental Management System (SGA) used at the certified administrative buildings, ensuring NBR ISO 14.001: 2015 Standard is complied with and adopting the best environmental management practices at non-certified administrative buildings, network of branches and technological centers. —Promote financial inclusion and guidance. —Incorporate sustainability and socio and environmental responsibility criteria in the management and decision of investments in companies in which Itaú Unibanco holds rights as a partner, effective operational control, or corporate control. —Integrate issues of sustainability and social and environmental responsibility in managing third party resources and acting as a manager by engaging with companies and participating in meetings of companies invested on. —Record data on actual losses due to socio and environmental damage. Of Products and Services —Act based on sustainability criteria, in a consultative way, in the approval process of products and services. —Identify actions that promote social and environmental benefits in the business. —Adopt specific procedures for products, services, segments and sectors subject to socio and environmental risk management, considering mainly the legal requirements, the ability of Itaú Unibanco to previously identify the purpose of financial resources use by customers and the exposure of Itaú Unibanco to socio and environmental risk, once the principles of relevance and proportionality have been considered. Of Relationships with the Internal Audience —Disseminate culture of sustainability and positive impact and promote practices valuing diversity and equity in the work environment and encouraging a good organizational environment. —Incorporate principles of sustainability and socio and environmental responsibility when training company’s employees. —Take sustainability criteria into account in the evaluation processes of results and remuneration. Of Relationships with Suppliers —Value and strengthen healthy partnerships for long-term sustainable relationships in the supply chain. —Fostering suppliers in the area of sustainability to encourage them to adopt social and environmentally responsible practices. —Assess and monitor the requirements to hire suppliers, so they meet the principles of this Policy. Of Relationships with Customers —Adopt practices that encourage clients to get involved with sustainability and socio-environmental responsibility. —Guide our customers to make good decisions related to money, learning how to use financial and services products in favor of their life projects. —Develop and offer products and services based on customers’ needs. Of Relationships with the Society —Maintain a permanent and active schedule of commitment to the main challenges of sustainable development in the communities in which Itaú Unibanco is present. —Support mechanisms of market, public policies and initiatives that promote continuous improvements for society and mitigate social and environmental challenges. —Share knowledge about education and financial guidance, contributing to the development of this topic in the society. Of the Environment —Promote efficiency in the consumption and use of natural resources. —Promote the management and proper disposal of waste and effluents generated by the activities of the bank. —Manage and minimize environmental impacts resulting from our activities, through continuous improvement processes, considering good environmental management practices and legal requirements. —Incorporate climatic variables into the socio and environmental risks and opportunities management. —Adopt risk management processes and socio and environmental opportunities that contribute to the conservation and the sustainable use of biodiversity resources. Of Climate Change

- Incorporate risk management and climate opportunities into the institution’s strategy; —Establish processes to manage climate risk, in line with other socio and environmental risk management and in light of the recommendations of the TCFD; —Periodically report to competent internal bodies and the Chief Risk Officer (CRO) regarding potential impacts arising from the bank’s exposure to climate risk and any climate opportunities in the organization’s business, operations, and strategy. Of Communicating with Investors —Provide relevant information about our business in a simple, clear, and objective way, enabling investors to assess the performance and strategy of the organization, allowing them to make investment decisions in an appropriate manner. —Report environmental, social and governance issues relevant to the market in an integrated, continuous, and consistent manner. MAIN ROLES AND ASSIGNMENTS Risk and Finance Department Works through the Corporate Compliance, Operational Risk, and Credit Risk and Modeling, and Money Laundering Prevention Departments as risk managers of the topics covered in this policy, according to assignments established in specific policy. Legal, Institutional and People Department Works through the Institutional Legal, International and Retail Business and the Superintendence of Institutional Relations, Sustainability and Inclusive Business Departments supporting the updating of this policy as well as the development and coordination of related topics and processes, as well as providing legal advice, according to the assignments determined in specific policy. Other Departments od Itaú Unibanco Adherence to the principles and guidelines of this policy in the activities under their responsibility and management. Formalize criteria ensuring adherence to this policy’s principles and guidelines in their processes, policies, procedures, and/or manuals. REPORT AND RESOLUTION COMMITTEE MEMBERS The following are Report Committee Members on the topic: a) Board of Directors; (Corporate Governance Policy) b) Strategy Committee (Corporate Governance Policy) c) Ethics and Sustainability Superior Commission; (PR-333-3) d) Positive Impact Committee; (PR-333-3) e) Risk and Capital Management Committee (PR-333-3) f) Social and Environmental Risk Committee. (PR-333-3) Furthermore, specific topics can be brought up for assessment by the Audit Committee, if necessary. RELATED EXTERNAL RULES CMN Resolution no. 4,327/14. SARB Normative no. 14, of 28/08/2014 Banking Self-Regulation (FEBRABAN)—Social and Environmental Responsibility. ABNT NBR ISO 14.001:2015—Environmental Management Systems—Requirements for guidelines and use. Approved by the Board of Directors on November, 2020.